DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05045235

February 17, 2005

David J. Friedman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/17/2005

Re: UST Inc.
Incoming letter dated December 30, 2004

Dear Mr. Friedman:

This is in response to your letters dated December 30, 2004 and February 2, 2005 concerning the shareholder proposal submitted to UST by the Sinsinawa Dominicans, Inc., the Congregation of the Sisters of St. Agnes and Catholic Health Initiatives. We also have received a letter on the proponents' behalf dated January 15, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
FEB 18 2005
1088

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

PROCESSED
MAR 02 2005
THOMSON
FINANCIAL

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

Rule 14a-8(i)(1) and Rule 14a-8(i)(3)

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Sinsinawa Dominicans, Inc. and cosponsored by Congregation of Sisters of Saint Agnes and Catholic Health Initiatives for Inclusion in UST Inc.'s 2005 Proxy Materials

Ladies and Gentlemen:

UST Inc. (the "Company") has received from Sinsinawa Dominicans, Inc. (the "Principal Proponent") a shareholder proposal (attached hereto as Exhibit A and referred to herein as the "Proposal") proposing the following:

"RESOLVED: That, within six months of the 2005 shareholders meeting, our company either submit all its Internet advertising to an independent panel of academics and other experts to make sure it is fulfilling the letter and spirit of the law regarding such advertising or terminate all of our advertising and marketing on the Internet."

The Proposal is cosponsored by Congregation of Sisters of Saint Agnes and Catholic Health Initiatives (together with the Principal Proponent, the "Proponents").

By copy of this letter, the Company notifies the Proponents of its intention to omit the Proposal from the Company's proxy materials for the 2005 annual meeting of shareholders (the "2005 Proxy Materials"). This letter constitutes the Company's statement of the reasons for which it deems the omission to be proper.

On behalf of the Company and in accordance with Rule 14a-8, we are writing to request that the staff of the Division of Corporation Finance (the "Staff") confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8 or confirm that it will not recommend any enforcement action if the Proposal is omitted. We have been advised by the Company as to the factual matters set forth herein.

Summary

It is the Company's belief, with which we concur, that the Proposal may be omitted from the 2005 Proxy Materials because:

a. the Proposal is not a proper subject for action by shareholders under the laws of Delaware, the jurisdiction of the Company's organization (Rule 14a-8(i)(1)) and

b. the Proposal is contrary to Rule 14a-9, which prohibits false or misleading statements in proxy solicitation materials (Rule 14a-8(i)(3)).

Discussion

A. Rule 14a-8(i)(1)

Rule 14a-8(i)(1) permits the exclusion of a shareholder proposal that is "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal is not a proper subject for action by the Company's shareholders under the laws of Delaware, the jurisdiction of the Company's organization and, therefore, may be excluded from the Company's 2005 Proxy Materials.

Section 141(a) of the Delaware General Corporation law (the "DGCL") vests management of the business and affairs of the Company in its Board of Directors, except as otherwise provided in Chapter 1 of the DGCL or the Company's Restated Certificate of Incorporation. Neither Chapter 1 of the DGCL nor the Company's Restated Certificate of Incorporation restricts the Board of Director's authority in any way relevant to the Proposal's mandate. Accordingly, the Proposal, as drafted in mandatory rather than precatory terms, would require actions to be taken by the Company that are reserved to the judgment of the Company's Board of Directors under Delaware law.

The Company notes that the Division's Staff (the "Staff") has previously found some basis under Rule 14a-8(i)(1) for exclusion of proposals that are similarly mandatory rather than precatory. *See, e.g.,* Advocat, Inc. (Apr. 15, 2003) (proposal mandating termination of a shareholder rights plan); Mirant Corp. (Jan. 28, 2003) (proposal mandating suspension of bonuses based on increases in stock value); UST, Inc. (Mar. 13, 2000) (proposal mandating that the board of directors establish an independent committee to investigate and report on the Company's policies related to retail outlet product placement).

Based on the foregoing, because the Proposal is phrased in mandatory rather than precatory terms, it is excludable under Rule 14a-8(i)(1).

B. Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a registrant to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff recently issued Staff Legal Bulletin No. 14B, which clarifies the Staff's views regarding the application of Rule 14a-8(i)(3). Notably, the Staff stated that reliance on Rule 14a-8(i)(3) may be appropriate to exclude or modify a statement where "statements directly or indirectly impugn character, integrity, or personal reputation, or directly or indirectly make charges concerning improper, illegal, or immoral conduct or association, without factual foundation." The Staff also noted that exclusion or modification may be appropriate where the resolution contained in the proposal is so inherently vague that neither the stockholders voting on the proposal nor the company required to implement it, if adopted, would be able to determine with reasonable certainty what actions or measures the proposal requires.

In light of the Staff's guidance in Staff legal Bulletin No. 14B, the following are certain of the statements which are believed to be false and misleading:

I. The last paragraph of the preamble alleges "continued violation of federal law" and that the Company "has acted in bad faith." There is no factual basis for such allegations. These statements impugn the integrity of the Company's management and charge illegal and improper conduct without foundation.

II. The resolution requires the Company to submit its "Internet advertising to an independent panel of academics and other experts to make sure it is fulfilling the letter and spirit of the law." It is unclear precisely what the subject of the panel's review would be. Furthermore, the term "letter and spirit of the law" is vague and fails to provide definitive standards for the panel to apply in its review.

In light of the foregoing, the Company believes that the Proposal is false and misleading and is, therefore, excludable from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

Conclusion

Based upon the foregoing, we hereby respectfully request that the Staff not recommend any enforcement action if the Proposal is excluded from the Company's 2005 Proxy Materials. Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to the Proponents. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman / CSW

David J. Friedman

Attachments

cc: Debra A. Baker
(UST Inc.)

Sr. Regina McKillip, OP
Peace and Justice Office

The Sinsinawa Dominicans, Inc.
7200 W. Division St.
River Forest, IL 60305
(By certified mail, return receipt requested)

Sr. Kathy Nelessen, CSA
Member – Justice, Peace, Ecology Committee
Congregation of Sisters of St. Agnes
230 Country Road K
Fond du Lac, WI 54935
(By certified mail, return receipt requested)

Kevin Lofton
President and CEO
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202
(By certified mail, return receipt requested)

Review of the Way We Promote Our Tobacco Products on the Internet

Whereas: Our company is using Internet sites to market our various brands identified with our Copenhagen smokeless tobacco. This site site contains music, graphic visuals, instructions on gambling, an annual poker championship and other features which the proponents of this resolution believe have great appeal to children and can entice youth to use our smokeless tobacco products.

Anyone visiting this site will find there is no way of checking whether youth are accessing the site or not since they can easily use the name and age of their parents.

The United States Department of Justice has determined that advertising on media regulated by the Federal Communication Commission, including the Internet, violates the federal Cigarette Labeling Act. Our Company is prohibited by a similar Federal law (PL 99252) which disallows advertising on media regulated by the FCC. We believe it is important for the Company to act on this interpretation by the Department of Justice before it enforces it.

Because of the way it has advertised on the Internet, Reynolds American has been sued by individuals and state attorneys general. It has agreed to pay millions of dollars to the States to settle the attorneys general suit.

Continued violation of federal law vis-à-vis the way we advertise on the Internet could be used in courts of law to show that our Company has acted in bad faith on its agreements related to restrictions on the way it promotes our tobacco products. This can increase our liability risks.

RESOLVED: That, within six months of the 2005 shareholders meeting, our company either submit all its Internet advertising to an independent panel of academics and other experts to make sure it is fulfilling the letter and spirit of the law regarding such advertising or terminate all of our advertising and marketing on the Internet.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522
TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

Rule 14a-8(i)(1) and Rule 14a-8(i)(3)

February 2, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by the Sinsinawa Dominicans, Inc. and cosponsored by Congregation of Sisters of Saint Agnes and Catholic Health Initiatives for Inclusion in UST Inc.'s 2005 Proxy Materials

Ladies and Gentlemen:

I am writing on behalf of UST Inc. (the "Company") to respond to the letter dated January 15, 2005 submitted by Paul M. Neuhauser on behalf of the Sinsinawa Dominicans, Inc., the Congregation of Sisters of Saint Agnes and Catholic Health Initiatives (the "Proponents") relating to a shareholder proposal, as amended (the "Proposal"), proposing the following:

> "RESOLVED: That the shareholders request the Board to initiate a policy, within six months of the 2005 shareholders meeting, that would require our company to either submit all its Internet advertising to an independent panel of academics and other experts to make sure it is fulfilling the letter

and spirit of the law regarding such advertising or terminate all of our advertising and marketing on the Internet."

We had, on behalf of the Company, previously delivered to the staff of the Division of Corporate Finance (the "Staff") a letter dated December 30, 2004 requesting that the Staff confirm that it concurs in our judgment that the Proposal may be omitted pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(3) and Rule 14a-9 or confirm that it will not recommend enforcement action if the Proposal is omitted from the Company's proxy materials for the 2005 annual meeting of shareholders (the "2005 Proxy Materials").

The Company withdraws its request to exclude the Proposal under Rule 14a-8(i)(1) because the Proposal has been amended by Mr. Neuhauser to be phrased in precatory rather than mandatory terms.

However, after having reviewed Mr. Neuhauser's letter, the Company continues to believe that it is appropriate for the Staff not to recommend enforcement action if the Proposal is omitted from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is false and misleading for the reasons set forth in our letter to the Staff dated December 30, 2004. In addition, we would like to respectfully inform the Staff that no court or other governmental authority has ever concluded that the Company's advertising has committed any violation of law as referenced in the Proposal nor does the Company believe that its activities violate any such law.

Should the Staff disagree with our conclusions regarding the omission of the Proposal, or should any additional information be desired in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters.

In accordance with Rule 14a-8(j), six copies of this letter and the Proposal are enclosed, and a copy is being sent to Mr. Neuhauser and the Proponents. If you have any questions regarding any aspect of this request, please feel free to call the undersigned at (212) 735-2218.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to our messenger.

Very truly yours,

David J. Friedman/csm/

David J. Friedman

cc: Heather Maples, Esq.
Office of Chief Counsel
Division of Corporation Finance

Maria Sharpe
(UST Inc.)

Paul M. Neuhauser
1253 North Basin Lane
Siesta Key
Sarasota Key, FL 34242
(By certified mail, return receipt requested)

Sr. Regina McKillip, OP
Peace and Justice Office
The Sinsinawa Dominicans, Inc.
7200 W. Division St.
River Forest, IL 60305
(By certified mail, return receipt requested)

Sr. Kathy Nelessen, CSA
Member – Justice, Peace, Ecology Committee
Congregation of Sisters of St. Agnes
230 Country Road K
Fond du Lac, WI 54935
(By certified mail, return receipt requested)

Kevin Lofton
President and CEO
Catholic Health Initiatives
1999 Broadway
Suite 2600
Denver, CO 80202
(By certified mail, return receipt requested)

PAUL M. NEUHAUSER

Attorney at Law (Admitted New York and Iowa)

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

January 15, 2005

Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Att: Heather Maples, Esq.
Office of the Chief Counsel
Division of Corporation Finance

Re: Shareholder Proposal Submitted to UST Inc.

Via fax 202-942-9525

Dear Sir/Madam:

I have been asked by the Sinsinawa Dominicans, Inc., the Congregation of the Sisters of St. Agnes and Catholic Health Initiatives (who are hereinafter referred to collectively as the "Proponents"), each of which is a beneficial owner of shares of common stock of UST Inc. (hereinafter referred to either as "UST" or the "Company"), and who have jointly submitted a shareholder proposal to UST, to respond to the letter dated December 30, 2004, sent to the Securities & Exchange Commission by Skadden Arps Slate Meagher & Flom on behalf of the Company, in which UST contends that the Proponents' shareholder proposal may be excluded from the Company's year 2005 proxy statement by virtue of Rules 14a-8(i)(1) and 14a-8(i)(3).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal, as hereinafter amended, must be included in UST's year 2005 proxy statement and that it is not excludable by virtue of either of the cited rules.

The proposal deals with the Company's advertising of its tobacco products on the Internet.

RULE 14a-8(i)(1)

We agree that, as submitted, the shareholder proposal would run afoul of Rule 14a-8(i)(1) because it could be construed as mandatory rather than precatory. However, it has been the Staff's longstanding position, confirmed in Staff Legal Bulletin No. 14 (July 13, 2001) at Section E. 5., to permit amendment to the proposal to cure such a defect.

Accordingly, I am authorized to, and do hereby, amend the opening portion of the RESOLVE Clause to read:

> RESOLVED: That the shareholders request the Board to initiate a policy, within six months of the 2005 shareholders meeting, that would require our company to either submit [take in remainder of Clause].

As thus amended, the Proponents' shareholder proposal does not violate Rule 14a-8(i)(1).

The no-action letters cited by UST are inapposite since in each case the Staff permitted the proponent to amend the proposal to make it precatory rather than mandatory. Thus, in the most recent of the three letters cited by the Company, *Advocat, Inc.* (April 15, 2003), the Staff stated:

> There appears to be some basis for your view that Advocat may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request to the board of directors.

Similar statements were made by the Staff in each of the other two no-action letters cited by the Company.

For the foregoing reasons, the Proponents' shareholder proposal, as amended, is not excludable by virtue of Rule 14a-8(i)(1).

RULE 14a-8(i)(3)

BACKGROUND

In 1986 the Congress enacted the Smokeless Tobacco Act which, *inter alia*, required that smokeless tobacco products carry warnings such as "WARNING: THIS PRODUCT MAY CAUSE MOUTH CANCER". In addition, presumably because of the difficulty of providing effective warnings for ads in certain media, and for policing any such ads, the Act also provided in Section 3(f) (P.L. 99-252, 100 Stat.30, now codified in 15 USC Section 4401(f)):

> (f) Television and radio advertising. Effective 6 months after the date of the enactment of this Act [enacted Feb. 27, 1986], it shall be unlawful to advertise smokeless tobacco *on any medium of electronic communications subject to the jurisdiction of the Federal Communications Commission*. [Emphasis supplied.]

As can be seen, although the title of the section refers to television and radio advertising, the text of the act itself is broader and makes it unlawful to advertise on "any medium of electric communications subject to the jurisdiction" of the FCC.

The text of Section 3(f) of the 1986 Act, which Act deals with smokeless tobacco, is obviously taken verbatim from Section 6 of the Federal Cigarette Labeling and Advertising Act (codified at 15 USC 1335) which states:

> After January 1, 1971, it shall be unlawful to advertise cigarettes and little cigars *on any medium of electric communication subject to the jurisdiction of the Federal Communications Commission*. [Emphasis supplied.]

The Department of Justice has officially opined that the Internet is subject to the jurisdiction of the FCC. (See position described in next paragraph.) In addition, the FCC administers portions of the Children's Internet Protection Act (47 USC 254). (See 47 CFR 54.520.) See also (Sen.) T. Stevens, *The Internet and the Telecommunications Act of 1996*, 35 Harv. J. on Legis. 5. (1998).

On February 11, 2000, the Department of Justice faxed a letter to counsel for the R.J. Reynolds Tobacco Company stating that proposed advertising by that Company on the Internet would violate 15 USC 1335 but that, in the exercise of prosecutorial discretion, no criminal action would be brought against that company provided the company "effectively prevents individuals who are under 21 years of age from accessing" the web site publishing the advertising. See Exhibit A, a copy of the offical letter from the Department of Justice.

ARGUMENT

In short, there can be no doubt that the Internet is a medium of electronic communication subject to FCC jurisdiction.

Since the Internet is a medium of electronic communication subject to FCC jurisdiction, the facts alleged in the Proponents' shareholder proposal, namely that UST uses "Internet sites to market our various brands" is, indeed, an allegation that UST is violating 15 USC 4401(f). Violation of that section is a criminal offense. Since nowhere in its letter does UST deny the fact that it is using the Internet to advertise its smokeless tobacco product, it is apparent that there is, indeed, a factual basis for the statements made by the Proponents in their shareholder proposal. We need hardly have to point out to the Staff that Note (b) to Rule 14a-9 states that material which charges illegal conduct is only a violation of the anti-fraud rule is it is made "without factual foundation". Since there is such a factual foundation in the instant case, there can be no violation of Rule 14a-9 and therefore none of Rule 14a-8(i)(3).

Turning to the specific language in the Proponents' shareholder proposal, the Company apparently does not object to paragraph three of the Whereas Clause which describes the Department of Justice official position and the fact that that position is as equally applicable to smokeless tobacco as it is to cigarettes. Instead, UST objects to paragraph five of the Whereas Clause, which merely draws the logical conclusion that UST's conceded actions violate Federal law, without the Proponents even stating, as would be true, that such a violation is criminal. Thus the Proponents make a true statement about Federal law, as that law is interpreted by the Department of Justice, but do not allege criminal activity. In light of the total circumstances, as outlined above, the Proponents' statement that there is a violation of Federal law does, indeed, have a factual basis. The Proponents statement is, however, considerably milder than a statement, which on the facts could be justified, that UST appears to be committing criminal violations. Although we believe that the accusation of Federal law violation is well founded, since it has a factual basis, if the Staff were to so opine, the Proponents are willing to modify their language so as to conform it to the Staff's view on the matter.

Similarly, the Company objects to the statement that this violation of Federal law could be used to show "bad faith" by the Company in fulfilling its obligations under its agreements restricting its promotion of its product. We think that this conclusion is self evident from the predicate of a violation of Federal law and that it therefore could not possibly constitute a violation of Rule 14a-9. Once again, however, if the Staff wishes the Proponents to modify their language in some manner, they stand ready to do so.

In conclusion, the statements made by the Proponents in the fifth paragraph of the Whereas Clause do not constitute violations of Rule 14a-8(i)(3) since they are made with factual foundation.

We do not believe that there is any ambiguity in the RESOLVE Clause of the resolution. The "subject matter" of the panel's review is clear. It is any advertising on the Internet. The resolution asks the Company to terminate Internet advertising, or if it is to continue such advertising, to have an independent panel review such advertising for possible law violations. We do not believe that shareholders would fail to know what they are voting on or what the results would be if the Company were to implement the proposal. Similarly, the Board would have no difficulty in implementing the proposal by appointing an independent panel and charging it to review Internet advertising for compliance both with the technical language of the law and with the law's underlying rationale or purpose. Such dual review of language and purpose is simply what is ordinarily done in any exercise in statutory interpretation.

In conclusion, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no action request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the staff wishes any further information. Faxes can be received at the same number. Please also note that the undersigned may be reached by mail or express delivery at the letterhead address (or via the email address).

Very truly yours,

Paul M. Neuhauser
Attorney at Law

cc: David J. Friedman
All Proponents
Rev. Michael Crosby
Sister Pat Wolf

U.S. Department of Justice

Office of Consumer Litigation

EXHIBIT A

Eugene Thirolf, Director
Telephone 202-307-3009
Facsimile: 202-514-8742

First Class Mail:
P.O. Box 386
Washington, D.C. 20044

Overnight and hand deliveries only:
1331 Pennsylvania Ave., N.W., Suite 950 North
Washington, D.C. 20004

February 11, 2000

Richard M. Cooper, Esq.
Williams & Connolly
725 Twelfth Street, N.W.
Washington, D.C. 20005

Dear Mr. Cooper:

This letter is written in response to your letter dated November 5, 1999, and accompanying memorandum, in which you discuss the plans of R.J. Reynolds Tobacco Company to market its new Eclipse product by means of an Internet Web site restricted to persons 21 years of age or older.

It is the position of the Department of Justice that the prohibition on cigarette advertising in section 6 of the Federal Cigarette Labeling and Advertising Act (as amended by section 6 of the Public Health Cigarette Smoking Act of 1969), codified at 15 U.S.C. § 1335, would apply to the proposed Eclipse Web site. If, however, R.J. Reynolds effectively prevents individuals who are under 21 years of age from accessing the Eclipse Web site to the extent claimed in your memorandum, the Department of Justice does not intend to take enforcement action under section 1335 with respect to the Eclipse Web site. This decision is contingent upon the accuracy of the factual assertions about the Eclipse Web site contained in your letter and memorandum.

It is not the view of the Department of Justice that, as a general matter, cigarette advertisements on the Internet are exempt from regulation under section 1335. Neither should this letter be construed as an acceptance by the Department of Justice of any of the statutory or constitutional arguments contained in your letter and memorandum. Moreover, our decision not to pursue enforcement action under the Federal Cigarette Labeling and Advertising Act in this particular case should not be construed as an opinion by the Department of Justice or any other agency that the interstate distribution of Eclipse cigarettes would be lawful, or that the Eclipse Web site would not violate other applicable provisions of federal law.

If you have further inquiries concerning this matter, please forward them to me.

Sincerely,

Eugene M. Thirolf
Director
Office of Consumer Litigation

52090 4668

To Heather Maples
Corp Fin
SEC
FAX 202-942-9525

From Paul M. Neuhauser

Re: Shareholder proposal submitted to UST

# of pages, including this page = 7

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 17, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: UST Inc.
Incoming letter dated December 30, 2004

The proposal requests that UST initiate a policy of either submitting all of its Internet advertising to an independent panel of academics and other experts to make sure it is fulfilling the letter and spirit of the law regarding such advertising or terminate all of its advertising and marketing on the Internet.

We are unable to concur in your view that UST may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that UST may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Daniel Greenspan

Daniel Greenspan
Attorney-Advisor